UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 7, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Telenav, Inc.

File No. 001-34720 - CF#37007

Telenav, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-Q filed on November 9, 2018 (for Exhibits 10.16.46 and 10.27 as modified by the same contracts refiled with fewer redactions as Exhibits 10.16.46 and 10.27 to a Form 10-Q filed on February 8, 2019, and for Exhibit 10.27.2 as modified by the same contract refiled with fewer redactions as Exhibit 10.27.2 to a Form 8-K filed on August 5, 2019).

Based on representations by Telenav, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
Exhibit 10.16.46	to Form 10-Q	November 9, 2018	through November 9, 2023
Exhibit 10.16.46	to Form 10-Q	February 8, 2019	through November 9, 2023
Exhibit 10.16.47	to Form 10-Q	November 9, 2018	through November 9, 2023
Exhibit 10.26.26	to Form 10-Q	November 9, 2018	through November 9, 2023
Exhibit 10.27	to Form 10-Q	November 9, 2018	through December 31, 2026
Exhibit 10.27	to Form 10-Q	February 8, 2019	through December 31, 2026
Exhibit 10.27.1	to Form 10-Q	November 9, 2018	through December 31, 2026
Exhibit 10.27.2	to Form 10-Q	November 9, 2018	through November 9, 2023
Exhibit 10.27.2	to Form 8-K	August 5, 2019	through November 9, 2023
Exhibit 10.27.3	to Form 10-Q	November 9, 2018	through November 9, 2023
Exhibit 10.27.4	to Form 10-Q	November 9, 2018	through November 9, 2023
Exhibit 10.27.5	to Form 10-Q	November 9, 2018	through November 9, 2023
Exhibit 10.27.6	to Form 10-Q	November 9, 2018	through November 9, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary